SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                               INVICTA CORPORATION
                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    46183P106
                                 (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ ]   Rule 13d-1(b)
   [X]   Rule 13d-1(c)
   [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))




                                Page 1 of 5 Pages

----------------------------                       -----------------------------
CUSIP NO. 46183P106                    13G            PAGE   2   OF   5   PAGES
----------------------------                       -----------------------------

------- ------------------------------------------------------------------------

1       NAME OF REPORTING PERSON:
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:           WILLIAM S. LAPP
------- ------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a) |_|
        (b) |_|
------- ------------------------------------------------------------------------

3       SEC USE ONLY
------- ------------------------------------------------------------------------

4       CITIZENSHIP OR PLACE OF ORGANIZATION

        MINNESOTA, USA
------- ------------------------------------------------------------------------
                             5   SOLE VOTING POWER
NUMBER OF
                                     1,403,000
SHARES                     ----- -----------------------------------------------

BENEFICIALLY                 6   SHARED VOTING POWER

OWNED BY                             0
                           ----- -----------------------------------------------
EACH                         7   SOLE DISPOSITIVE POWER

REPORTING                            1,403,000
                           ----- -----------------------------------------------
PERSON
                             8   SHARED DISPOSITIVE POWER
WITH:
                                     0
------- ------------------------------------------------------------------------

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,403,000
------- ------------------------------------------------------------------------

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)
        |_|
------- ------------------------------------------------------------------------

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        8.5%
------- ------------------------------------------------------------------------

12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
------- ------------------------------------------------------------------------

                                                      PAGE   3   OF   5   PAGES
                                                           -----    -----

ITEM 1.

         (a)      Name of Issuer
                  The name of the issuer is Invicta Corporation.

         (b)      Address of Issuer's Principal Executive Offices
                  The address of the principal executive offices of the Issuer is 1121 Holland Drive, Boca Raton, Florida 33487.
ITEM 2.

         (a) Name of Person Filing. This statement is being filed by William S. Lapp.

         (b) Address of Principal Business Office or, if none, Residence. The principal address of the Reporting Person is 12840 11th Avenue North, Plymouth, MN 55441.

         (c)      Citizenship. USA.

         (d)      Title of Class of Securities. Common Stock, $.01 Par Value Per
                  Share.

         (e)      CUSIP Number. 46183P106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

         (a)      |_|      Broker or Dealer registered under Section 15 of the
                           Act

         (b)      |_|      Bank as defined in Section 3(a)(6) of the Act

         (c)      |_|      Insurance Company as defined in Section 3(a)(19) of
                           the Act

         (d)      |_|      Investment Company registered under Section 8 of the
                           Investment Company Act

         (e)      |_|      Investment Adviser registered under Section 203 of
                           the Investment Advisers Act of 1940

         (f)      |_|      Employee Benefit Plan, Pension Fund which is subject
                           to the provisions of the Employee Retirement Income
                           Security Act of 1974 or Endowment Fund;
                           see ss.240.13d-1(b)(1)(ii)(F)

         (g)      |_|      Parent Holding Company, in accordance
                           with ss.240.13d-1(b)(ii)(G) (Note: See Item 7)

                                                      PAGE   4   OF   5   PAGES
                                                           -----    -----

         (h)      |_|      Group, in accordance with ss.240.13d-1(b)(ii)(H)

ITEM 4.           OWNERSHIP

                  As of August 22, 2002 Mr. Lapp's beneficial ownership was as follows:

         (a)      Amount beneficially owned: 1,403,000.

         (b) As of August 22, 2002, Mr. Lapp beneficially owned approximately 8.5% of the shares of common stock outstanding, based upon 16,453,465 shares reported outstanding on Invicta Corporation's 10-QSB for quarter ended June 30, 2002, filed with the SEC on August 21, 2002.

         (c) Of the shares beneficially owned by the Mr. Lapp, he has the power to vote or dispose of the shares as follows:

                  (i)    Sole power to vote or direct the vote: 1,403,000
                  (ii)   Shared power to vote or direct the vote: 0
                  (iii)  Sole power to dispose or direct the disposition of:
                         1,403,000
                  (iv)   Shared power to dispose or direct the disposition of: 0

                  The shares listed above include: (i) 303,000 shares owned by Mr. Lapp directly; (ii) 400,000 shares issuable upon the exercise of a warrant held directly by Mr. Lapp, and expiring on December 31, 2007; (iii) 300,000 shares held for the benefit of Mr. Lapp by the Lapp, Libra, Thomsen, Stoebner & Pusch Chartered Money Purchase Pension Plan; and (iv) an additional 400,000 shares issuable upon the exercise of a warrant held for the benefit of Mr. Lapp by the Lapp, Libra, Thomsen, Stoebner & Pusch Chartered Money Purchase Pension Plan and expiring on December 31, 2007.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  N/A

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY REPORTED ON BY THE PARENT HOLDING COMPANY.

                  N/A

                                                      PAGE   5   OF   5   PAGES
                                                           -----    -----

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  N/A

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  N/A

ITEM 10.          CERTIFICATION

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

ITEM 11.          EXHIBITS

                  None


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:             August 28, 2002


                                        By: /s/ William S. Lapp
                                            -------------------------------
                                              William S. Lapp